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                                                                   Exhibit 23.4


         Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm in the first and fifth paragraphs under the caption "Experts" in the Registration Statement on Form S-3 and related Prospectus of Leucadia National Corporation for the registration of $350 million of its 3 3/4% convertible senior subordinated notes due 2014 and to the incorporation by reference therein of our report dated February 20, 2004, with respect to the consolidated financial statements of WilTel Communications Group, Inc. included in Leucadia National Corporation's Annual Report (Form 10-K/A) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.


                                                          /s/ Ernst & Young LLP
                                                              ERNST & YOUNG LLP


Tulsa, Oklahoma
August 9, 2004